SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2007

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated August 1, 2007, announcing second quarter 2007 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: August 1, 2007

SCOPUS ANNOUNCES RECORD SECOND QUARTER 2007 RESULTS

Second quarter revenues reached a record $13.5 million

TEL – AVIV, August 1, 2007 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the second quarter of 2007, ending June 30, 2007.

Second Quarter 2007 Results Summary

Revenues for the second quarter totaled $13.5 million, a 10.3% sequential increase from the $12.3 million revenues in the prior quarter, and a 9% increase from the second quarter of 2006. The breakdown of revenue by region was 47% in EMEA, 19% in Asia and the Pacific Rim and 34% in the Americas.

Gross profit in the second quarter of 2007 was $6.5 million compared with $6.1 million in the prior quarter, and $6.1 million in the second quarter of 2006. Gross profit in the second quarter of 2007 as a percentage of revenues was 48%.

Pro-forma net loss for the second quarter of 2007, which excludes expenses related to stock based compensation as defined under FAS123R was $723 thousand, or $0.05 per share, compared to a net loss of $730 thousand, or $0.05 per share, in the prior quarter, and a net loss of $679 thousand, or $0.05 per share, in the second quarter of 2006.

Net loss on a GAAP basis for the second quarter of 2007 was $1.2 million, or $0.09 per share, compared with $1.2 million, or $0.09 per share, in the prior quarter and a net loss of $1.2 million, or $0.09 per share in the second quarter of 2006.

The Company generated a positive operating cash flow of $926 thousand during the quarter, and ended the second quarter with cash and cash equivalents of $2.5 million, plus $28.5 million in short term investments, totaling $31.0 million. This is compared with $30.0 million on March 31st, 2007.

“We have made some very solid progress in the second quarter achieving record revenues ahead of our expectations, and a strong positive operating cash flow,” commented Dr. Yaron Simler, CEO of Scopus. “The second quarter was another quarter in which we saw increased order bookings as well as improved business fundamentals. Our recent focus on improving our operational efficiency, resulted in lowered inventory levels and better DSOs. As our revenue continues to grow, we expect improvement in the bottom line. I am very encouraged by the positive momentum we have built in all of our markets and expect to continue to grow our business throughout this year.”

Conference Call Details

The Company will also be hosting a conference call later today at 1:00pm EDT (10:00am Pacific Time, 6:00pm UK Time, 8:00pm Israel Time). On the call, management will review and discuss the results, and will be available to answer investor questions. To participate, please call one of the following teleconferencing numbers:

US Dial-in Number: 1-888-642-5032
UK Dial-in Number: 0-800-917-5108
ISRAEL Dial-in Number: 03-918-0688
INTERNATIONAL Dial-in Number: +972-3-918-0688

Participants will also be able to listen to the live call from Scopus’ website at www.scopus.net in the investor relation section. A replay of the call will also be available from the day after the call in the investor relations section of Scopus’ website.

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus’ products support digital television, HDTV, live event coverage and content distribution.

Scopus provide a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

** Tables to follow **

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	June 30,		December 31,
	2007	2006	2006
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,514	$32,008	$29,950
Short-term investments	28,463
Trade accounts receivable (net of allowance for doubtful accounts of $455, $841 and $428 respectively)	9,215	11,499	10,268
Inventories	9,534	11,119	11,727
Other receivables and current assets	1,408	1,733	1,015

Total current assets	51,134	56,359	52,960

Fixed assets, net	3,056	2,658	2,928

Deposits in general severance fund	215	188	204

Other assets	74	114	72

TOTAL ASSETS	$54,479	$59,319	$56,164

LIABILITIES AND
SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade accounts payable	$3,237	$8,639	$5,738
Other payables and current liabilities	8,814	6,364	7,246

Total current liabilities	12,051	15,003	12,984

Liabilities for vacation and severance pay	1,669	1,810	1,661

SHAREHOLDERS' EQUITY:
Ordinary shares	4,405	4,287	4,322
Additional paid-in capital	75,648	72,937	74,118
Deferred stock-based compensation		-
Accumulated deficit	(39,294)	(34,718)	(36,921)

Total shareholders' equity	40,759	42,506	41,519

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$54,479	$59,319	$56,164

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Six month-period ended June 30,		Three month-period ended June 30,		Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 6
	(Unaudited)		(Unaudited)

Revenues	$25,769	$23,772	$13,514	$12,396	$47,272
Cost of revenues	13,216	11,992	7,044	6,266	24,274

Gross profit	12,553	11,780	6,470	6,130	22,998
Research and development expenses, net of grants from the OCS	5,066	5,023	2,581	2,665	10,240
Sales and marketing expenses	7,871	6,251	3,918	3,472	12,602
General and administrative expenses	2,550	2,567	1,358	1,354	4,876

Operating Loss	(2,934)	(2,061)	(1,387)	(1,361)	(4,720)
Financing income, net	587	491	228	160	963

Loss before income taxes	(2,347)	(1,570)	(1,159)	(1,201)	(3,757)
Income tax expenses	(26)	(19)	(13)	(11)	(35)

Net Loss	(2,373)	(1,589)	(1,172)	(1,212)	(3,792)

Basic and diluted net loss per ordinary share	(0.18)	(0.12)	(0.09)	(0.09)	(0.29)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share
calculation	13,438,118	13,118,245	13,480,995	13,131,523	13,204,500

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha’amal St, Park-Afek, Rosh-Ha’ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com